

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 1, 2018

<u>Via E-mail</u>
Yuen Yung
Director and Chief Executive Officer
Multi-Income Housing REIT, Inc.
9050 N. Capital of Texas Highway
Suite 320
Austin, TX 78759

> **Re: Multi-Income Housing REIT, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed February 6, 2018**
> **File No. 024-10764**

Dear Mr. Yung:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2017 letter.

General

1.   We were not able to locate your response to comment 1 and therefore reissue our comment. We note that you intend to qualify as a REIT and have not yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. For example only, please provide the disclosure in accordance with Items 4 and 8 of Guide 5 and include prior performance tables, such as for the Casoro Real Estate Fund,

L.P., as applicable. Please refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

2.   We note your response to comment 5 and anticipate your next amendment.

Cover Page of Offering Circular

3.   We note your disclosure on the cover page that you are offering shares of common stock at $10 per share for the 12 months of this offering. We further note your disclosure in the Plan of Distribution section that you will sell at $10 per share for the first 12 months and thereafter the share purchase price will be adjusted every quarter to the greater of $10 per share or NAV per share. Please revise the cover page to clearly disclose the offering price for the duration of the offering. See Item 501(b)(3) of Regulation S-K.

4.   Please disclose the date the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

5.   We note your response to comment 6 of our letter and your revised disclosure that you intend to distribute your shares primarily through your website. Please revise to clarify the other ways you may distribute your shares and identify such sellers. If you are relying on Rule 3a4-1 under the Securities Exchange Act of 1934, please clarify in the Plan of Distribution section how you will comply with this rule.

Frequently Asked Questions and Answers About This Offering, page 8

6.   Please revise your disclosure concerning management compensation on page 11 to be consistent with your revised disclosure on page 17.

How is an investment in a non-traded REIT …?, page 9

7.   We note your response to comment 11 and your revised disclosure that you will redeem shares on an annual basis instead of a quarterly basis. However, on page 11, you state that redemptions will be limited to 1.25% per quarter. Please revise as appropriate to clarify how often you will permit redemptions. Additionally, please ensure that your disclosure regarding the price per share for redemption purposes is consistent. For example, please reconcile your disclosure on page 10 and page 19.

Management, page 51

8.   We were unable to locate your response to comment 15 of our letter and reissue our comment. Please ensure that you provide all of the disclosure required by Item 401 of Regulation S-K, including disclosure regarding all of your directors as required by Item 401(e) of Regulation S-K.

Support Agreement, page 57

9.   We note your response to comment 16 of our letter and reissue our comment. Please revise to clearly state who will be responsible for compensating the sponsor pursuant to the support agreement. Please state whether this amount will be paid by the manager out of the management fee or whether this amount will be reimbursed by you to the manager in addition to the management fee.

Part III

10.   We note your response to comment 19 of our letter and reissue our comment in part. Please ensure that you file all required exhibits including your charter and bylaws.

        You may contact William Demarest at (202)551-3432 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Special Counsel

cc: Terrence Griffiths, Esq. (*via e-mail*)